# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0001124198
Persons authorized to receive notices and communications: Kevin B. Hammond, Fluor Corporation, 6700 Las Colinas Blvd., Irving, Texas (TX), 75039, 469-398-7000

## Reporting persons
- Fluor Corporation (CIK 0001124198): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,500,000; sole dispositive power 0; shared dispositive power 13,500,000; aggregate amount beneficially owned 13,500,000 (3.9% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 323,734,120 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and 19,375,371 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"), of NuScale Power Corporation ("Issuer") issued and outstanding as of March 30, 2026, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission ("SEC") on April 15, 2026.
- Fluor Enterprises, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,500,000; sole dispositive power 0; shared dispositive power 13,500,000; aggregate amount beneficially owned 13,500,000 (3.9% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 323,734,120 shares of Class A Common Stock and 19,375,371 shares of Class B Common Stock issued and outstanding as of March 30, 2026, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on April 15, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 9 on Schedule 13D/A (this "Amendment No. 9") is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange ("Fluor") and (ii) Fluor Enterprises, Inc., a California corporation and wholly owned subsidiary of Fluor ("Fluor Enterprises", together with Fluor, the "Reporting Persons"). This Amendment No. 9 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022, as amended by Amendment No. 1 filed on November 3, 2022, Amendment No. 2 filed on August 1, 2025, Amendment No. 3 filed on September 23, 2025, Amendment No. 4 filed on October 1, 2025, Amendment No. 5 filed on October 9, 2025, Amendment No. 6 filed on November 10, 2025, Amendment No. 7 filed on February 17, 2026 and Amendment No. 8 filed on April 13, 2026 (the "Original Filing"), with respect to the Class A Common Stock of NuScale Power Corporation (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Original Filing.

Item 4 is hereby amended and supplemented to add the following:

On April 15, 2026, pursuant to that certain previously disclosed letter agreement (the "Citi Letter Agreement"), dated as of February 17, 2026, by and among Nuke Holdings, LLC, a wholly owned subsidiary of Fluor Enterprises ("Nuke"), Citibank, N.A. ("Citi") and Citigroup Global Markets Inc., as collateral custodian, Nuke sold 12,936,472 shares of Class A Common Stock to Citi at a price of $11.6293 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented to add the following:

(a) - (c)

As of the date of filing this Amendment No. 9, Nuke is the record owner of 13,500,000 shares of Class A Common Stock (representing 3.9% of the total outstanding shares of Class A Common Stock and Class B Common Stock).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 15, 2026, the Reporting Persons are no longer the beneficial owners of more than five percent of the Issuer's securities and are no longer required to report their holdings on Schedule 13D. Consequently, this Amendment represents the final amendment to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- Fluor Corporation: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Chief Legal Officer and Corporate Secretary (04/17/2026)
- Fluor Enterprises, Inc.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Chief Legal Officer and Corporate Secretary (04/17/2026)